

*A registered broker-dealer under the Securities Exchange Act of 1934*

*Report on Statement of Financial Condition as of December 31, 2025*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING <u>01/01/25</u> AND ENDING <u>12/31/25</u>
                                             MM/DD/YY                            MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

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NAME OF FIRM: <u>O'Neil Securities, Incorporated dba William O'Neil Securities</u>

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>211 Congress Street, Fifth Floor</u>
                                        (No. and Street)

<u>Boston</u>           <u>MA</u>           <u>02110</u>
   (City)                        (State)                (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Gregory S. Jannetta</u> <u>(310) 448-6228</u>
(Name)                 (Area Code – Telephone Number)       (Email Address)

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### B. ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>CohnReznick LLP</u>
                     (Name – if individual, state last, first, and middle name)

<u>1301 Avenue of the Americas</u> <u>New York</u>    <u>NY</u>    <u>10019</u>
(Address)                    (City)            (State)    (Zip Code)

<u>10/14/2003</u>                 <u>596</u>
(Date of Registration with PCAOB)(if applicable)       (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

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\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gregory S. Jannetta, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of O'Neil Securities, Incorporated dba William O'Neil Securities, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# O'Neil Securities, Incorporated

**Report on Statement of Financial Condition**
**As of December 31, 2025**
**SEC I.D. No. 8-11763**

Filed pursuant to Rule 17a-5(e)(3).



CohnReznick

# Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
O'Neil Securities, Incorporated

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as O'Neil Securities, Incorporated's auditor since 2020.

Los Angeles, California
February 26, 2026

# O'Neil Securities, Incorporated
**Statement of Financial Condition**
## As of December 31, 2025

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 150,137 |
| Deposits with clearing broker | | 262,897 |
| Receivable from clearing broker (Note 2) | | 20,811,574 |
| Securities owned - at market value (Note 4) | | 15,780,954 |
| Due from affiliates (Note 7) | | 147,530 |
| Property and equipment, net (Note 5) | | 88,281 |
| Other assets | | 224,884 |
| Total assets | $ | 37,466,257 |

**Liabilities**

| | | |
|---|---|---:|
| Accrued compensation and benefits | $ | 374,808 |
| Accrued expenses and payables | | 482,073 |
| Payable to affiliates (Note 7) | | 2,281,835 |
| Due to affiliates (Note 7) | | 5,445,000 |
| Total Liabilities | | 8,583,716 |

**Stockholder's equity**

| | | |
|---|---|---:|
| Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding | | 129,420 |
| Additional paid in capital | | 37,900,000 |
| Accumulated deficit | | (9,146,879) |
| Total stockholder's equity | | 28,882,541 |
| Total liabilities and stockholder's equity | $ | 37,466,257 |

# O'Neil Securities, Incorporated
**Notes to Statement of Financial Condition**
## As of December 31, 2025

1. **The Company**

   O'Neil Securities, Incorporated dba William O'Neil Securities ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of O'Neil Capital Management, Inc. ("OCM"), which is a wholly-owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is registered with the U.S. Securities and Exchange Commission "SEC" and is a member of the Financial Industry Regulatory Authority "FINRA". On December 11, 2025, the Company registered with the Commodity Futures Trading Commission ("CFTC") and is regulated by the National Futures Association ("NFA").

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") and conform to practices within the broker-dealer industry.

   **Use of Estimates**
   The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

   **Cash**
   The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2025, cash held in a bank deposit account is $150,137.

   **Securities Owned**
   Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date. Any realized or unrealized gains and losses are reflected in income in the period in which they arise and are presented in the statement of operations as securities gain - net. All such securities transactions are recorded on a trade-date basis. Gains and losses are recorded using the specific identification cost method.

   **Receivable from Clearing Broker**
   Receivable from clearing broker represents funds held by the Company's clearing broker, including amounts receivable (net) for open trades and net commissions receivable balances. The margin balance of an account could be either negative or positive. If there is a negative balance, it refers to an amount that is owed to the brokerage firm. If a positive balance exists, then the balance can be used to invest or to earn interest.

As of December 31, 2025, receivables from clearing broker consist of the following:

| | | |
|---|---|---:|
| Commissions receivable from clearing broker | $ | 5,836 |
| Cash deposits | | 21,902,638 |
| Unsettled trades | | (1,096,900) |
| | $ | 20,811,574 |

**Property and Equipment**
Property and equipment are carried at cost less accumulated depreciation and amortization, which is computed using the straight-line method. Depreciation is provided over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter. The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are amortized over the estimated useful lives of the assets ranging from 3 to 10 years. Software costs that do not meet capitalization criteria are expensed as incurred.

**Newly implemented Accounting Standard**
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments primarily require additional disaggregation and qualitative disclosures related to income taxes. The provisions of ASU 2023-09 apply to all entities subject to Topic 740, Income Taxes. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024; early adoption is permitted. Effective January 1, 2025, the Company adopted ASU 2023-09. The adoption did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

**Income Taxes**
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as a Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. As such, the Broker-Dealer does not file separate income tax returns and does not have a current income tax payable or receivable independent of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position.  For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.  The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required as of December 31, 2025.

3. **Fair Value of Financial Instruments and Its Measurements**

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants. As of December 31, 2025, the carrying amounts of cash, receivables, payables, and accrued expenses approximated fair value due to the short-term nature of these instruments. FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for input into valuation techniques as follows:

- Level 1 – Unadjusted quoted prices in active markets for an identical instrument.

- Level 2 – Observable market data for the same or similar instrument but not Level 1, including quoted prices for identical or similar assets or liabilities in markets that are active or not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs developed using managements assumptions about the inputs used for pricing the asset or liability.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Company's investments consist of publicly traded and unlisted corporate stocks.

The following is a description of valuation inputs and techniques that the Company utilizes to value each major category of assets and liabilities in accordance with ASC 820:

**Corporate Stocks** - Corporate stocks that are actively traded on a securities exchange are valued based on quoted prices from the applicable exchange as provided by independent pricing services, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1.  Corporate stocks traded on inactive markets are categorized as Level 2.

The table below summarizes the levels in the fair value hierarchy of the Company's assets carried at fair value as of December 31, 2025:

| | Quoted Prices (Level 1) | Other Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Assets - securities owned: | | | | |
| U.S. corporate stocks | $ 15,780,954 | $ - | $ - | $ 15,780,954 |
| Securities owned at fair value | $ 15,780,954 | $ - | $ - | $ 15,780,954 |

**4. Securities Owned**

The Company actively trades securities. Consequently, the operating results of the Company are affected by fluctuations in the securities markets. As of December 31, 2025, securities owned by the Company consisted of the following:

|  | Cost | Fair Value |
|---|---|---|
| Securities owned—at market value: |  |  |
| U.S. corporate stocks | $ 14,559,234 | $ 15,780,954 |
|  | $ 14,559,234 | $ 15,780,954 |

**5. Property and equipment**

Property and equipment as of December 31, 2025, consist of the following :

|  |  |
|---|---|
| Computers and equipment | $ 72,134 |
| Furniture and fixtures | 161,506 |
| Internally Developed Software | 68,401 |
| Subtotal | 302,041 |
| Less – Accumulated depreciation and amortization | (213,760) |
| Fixed assets, net | $ 88,281 |

**6. Commitments and Contingencies**

**Indemnifications**
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades as of December 31, 2025 have settled with no resulting liability to the Company. During 2025, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2025.

In the ordinary course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's exposure under these arrangements cannot be reasonably estimated. However, management believes that the likelihood of loss is remote and not material to the financial statements.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There were no such matters during the year ended December 31, 2025.

**Deposit with Clearing Broker**

The Company maintains clearing agreements with its clearing broker that require minimum balances be maintained while the customer accounts are introduced and cleared on a fully disclosed basis. In connection with these agreements, the Company is contingently liable in the event of nonperformance by introduced customers. The Company continuously monitors its exposure to these risks.  As of December 31, 2025, the minimum odeposit was $250,000.  Any deposited amounts are refundable within 30 days following the cancellation of the agreement.

**7.     Related Party Transactions**

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent.  Receivables from such affiliate transactions are represented as due from affiliates in the balance sheet.

As of December 31, 2025, the due from affiliates is $147,530 and relates to intercompany expenses.

As of December 31, 2025, due to affiliates of $5,445,000 relate to payable to the Parent and affiliated companies to fund its operation.  Due to affiliates bear no interest, are due on demand, and have no stated maturity date. Payable to affiliates of $2,281,835 relates to shared intercompany expenses.

The Company has hired O'Neil Global Advisors, Inc. ("OGA"), an affiliate, to manage and invest the assets of the Company.  By written agreement, the Company does not participate in the management of the funds, nor is it involved in the investment decisions of the Company's portfolio of securities.  As consideration for these services, the Company pays OGA management and incentive fees based on the performance of the investments.  As of December 31, 2025, amount due to OGA related to these management and incentive fees is $1,195,110, which are included in payable to affiliates.

**8.     Employee Benefit Plan**

The Parent established the Data Analysis Inc. Investment Plan and Trust (the "Plan"), which cover all of the Company's employees.  Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the Internal Revenue Service. The Company can elect to make discretionary contributions to the Plan during the Plan year. The Company contributed $62,051 to the Plan during the year ended December 31, 2025.

**9.     Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount.  The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also registered with the NFA and the CFTC and accordingly is also subject  to the CFTC's minimum financial requirements which require the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. As of December 31, 2025, the Company had net capital of $26,054,703, which was $25,804,703 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10.    **Subsequent Events**

In preparing the financial statements, the Company evaluated subsequent events occurring through February 26, 2026, the date the financial statements were available to be issued.